U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2016
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of Registrant’s name into English)
Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
Corporate MFC Bancorp Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC BANCORP ANNOUNCES LATE FILING OF FINANCIAL STATEMENTS
NEW YORK (March 30, 2016) -- MFC Bancorp Ltd. (“MFC” or the “Company”) (NYSE: MFCB) announced today that as a result of a customer of the Company filing for insolvency in February 2016, which is an adjusting subsequent event under IFRS, the Company is currently evaluating its net exposure relating to such customer after giving effect to related security interests, risk mitigation security and other rights and remedies held by the Company, and, therefore, the Company has not filed its financial statements and accompanying management discussion and analysis (the “Annual Filings”) for the year ended December 31, 2015 today, being the date that such filings are due under applicable Canadian securities requirements.
The Company currently expects to file the Annual Filings, and its Annual Report on Form 20-F for the year ended December 31, 2015 on or before April 6, 2016 and will issue a news release announcing completion of such filings at such time.
About MFC
MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, electricity/power, steel products, ferro-alloys, chemicals and wood products.
Disclaimer for Forward-Looking Information
This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the expected filing date of the Annual Filings. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things, the timing of, and completion, of necessary accounting and audit procedures to complete the Annual Filings and other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Samuel Morrow
Samuel Morrow Chief Financial Officer
Date:	March 31, 2016